# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HYPERION DEFI, INC., CIK 0001682639
CUSIP: 30234E203
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 295 Madison Avenue, Suite 2400, New York, New York (NY), 10017
Date of event which requires filing of this statement: 03/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001540910

## Reporting persons
- Forsakringsaktiebolaget Avanza Pension: type of reporting person: insurance company (IC); citizenship or place of organization: Sweden (V7); sole voting power 1,125,785; shared voting power 0; sole dispositive power 0; shared dispositive power 1,125,785; aggregate amount beneficially owned 1,125,785 (9.88% of the class)

## Item 1. Issuer
Name of issuer: HYPERION DEFI, INC.
Address of issuer's principal executive offices: 295 Madison Avenue, Suite 2400, New York NY, 10017

## Item 2. Person Filing
Name of person filing: Forsakringsaktiebolaget Avanza Pension
Address of principal business office or, if none, residence:
Box 1399
STOCKHOLM, 11139
SWEDEN
Citizenship: Forsakringsaktiebolaget Avanza Pension is a company organized under the laws of Sweden

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Insurance company

## Item 4. Ownership
Amount beneficially owned: 1,125,785
Percent of class: 9,88
Sole power to vote or to direct the vote: 1,125,785
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: None
Shared power to dispose or to direct the disposition: 1,125,785

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Forsakringsaktiebolaget Avanza Pension: /s/ Marie Karlsfeldt, Marie Karlsfeldt / Middle Office (04/01/2026)